VITia



LETTER ⌄

Dear investors,

The highlight of 2024 was, of course, Techstars. It was an awesome experience, on top of the great mentorship we got to help us narrow our go-to-market strategy, it helped us build promising leads in the Midwest, including our participation in Global Detroit's Global Entrepreneur in Residence (GEIR) Program. And we are also thrilled that our operation in Mexico is gaining traction.

We built a promising lead with a top health insurer in Mexico, and the Mexican Association of Diabetes. Our platform VITiaCARE is more robust focusing on AI everywhere (for interaction with patients) and gamification.

We need your help!

Our biggest challenge has been our fundraising round, investors

Our biggest challenge has been our fundraising round, investors want to see more traction to minimize risk, and we need funding to accelerate growth. We are in a chicken-egg situation.
However, we are convinced that unlike our previous round where investors backed a bold vision, today we're a fully built platform with real traction, risk is no longer speculative, but executional.
Our team if formed by great executioners, we've been here before and succeeded.
Connections to early stage investors would be of great help

Sincerely,

Fernando Silva

CEO

Manuel Alejandro Sanchez Vega

CTO

Cesar Laguna

CFO

How did we do this year?

REPORT CARD

A-

☺ The Good

We graduated from Techstars Chicago AI

We have built strong ties in the Midwest (Michigan, Illinois, and Indiana) this will keep building momentum to get to revenue

Negotiations with a very important potential partner and a potential customer, have progressed favorably.

☹ The Bad

Our pre-seed, $500k round has been more difficult than expected, limited resources have also limited speed to scale

Launch of pilot in Monterrey, Mexico, did not go as planned, had to take a step back to relaunch in Q2/2025

Shifting focus to product development and demand from Techstars delayed revenue generation

2024 At a Glance

January 1 to December 31



$0

Revenue



-$41,507

Net Loss



$0

Short Term Debt



$145,000

Raised in 2024



$36,468

Cash on Hand
As of 12/31/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$0 $0

2023: -$2,169

2024: -$41,507

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -13%   Earnings per Share: $0.00

Revenue per Employee: $0   Cash to Assets: 11%   Revenue to Receivables: 0   Debt Ratio: 0%

📄 Vitia_Inc_Consolidated_Financial_Statements_2024_2023_2022_2021.pdf

We  Our 8 Investors

Thank You For Believing In Us

Content missing

Thank You!

From the VITia Team



Fernando Silva 𝕏 in

CEO

Launched Forteo, achieved greatest global uptake Won $150k grant from Mexican government for Sanantia Turnaround Merck KGaA Oncology, grew market share from...



Alejandro Sanchez 𝕏 in

CTO

Grew Club Premier membership base 300% over 3 years, and created a dedicated data monetization business line Launch of Loyalty program for Despegar i...







Kasia Hein-Peters 𝕏 in

CMO (Chief Medical Officer)

Launched Gardasil, the first cervical cancer vaccine. Grew to $400M in international markets ($2B peak sales). Managed COVID-19 response at Terumo, supporting convalescen...



Cesar Laguna in

CFO

During the outbreak of COVID-19, I was part of Aeromexico's leading finance team in the Chapter 11 restructuring process, which resulted in a successful emergence...



Jesica Lopez in

VP of Patient Support

Helped patients reach 92% adherence at Sanantia Improved support from 3 thousand to over 20 thousand monthly calls, and Designed handbooks for patient...



Tatiana Yglesias in

US Strategy Advisor

Led blockbuster launch at Novartis surpassing forecast by 100% Drove disruptions as digital-only commercialization, organizational redesign and partnership...

Details

The Board of Directors

Director	Occupation	Joined
Manuel Alejandro Sanchez Vega	Secretary @ Despegar	2021

Cesar Laguna   Treasurer @ Aeromexico   2021
Fernando Silva   Full time at VITia @ VITia   2021

Officers

Officer	Title	Joined
Manuel Alejandro Sanchez Vega	CTO	2021
Cesar Laguna	CFO	2021
Fernando Silva	CEO	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Fernando Silva	5,700,000 Class A Common Stock	62.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2021	$30,000	Safe	Other
11/2022	$15,000	Safe	Other
03/2023	$75,000	Safe	Other
04/2023	$60,000	Safe	Other
07/2024	$25,000	Safe	Section 4(a)(2)
07/2024	$20,000	Common Stock	Section 4(a)(2)
09/2024	$100,000		Section 4(a)(2)
02/2025	$50,000		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
09/13/2024	$100,000 ❓	5.0%	80.0%	$3,000,000	09/13/2026 ❓

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Class A Common Stock	11,600,000	9,100,000	Yes
Class B Common Stock	900,000	900,000	No

Warrants: 0
Options: 0

Form C Risks:

Loyalty programs are new to potential partners, explaining the model is not trivial, highly skilled and well-trained sales force, which might translate in higher retention costs, and high turnover.

Kasia Hein-Peters, Cesar Laguna and Alejandro Sanchez are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The healthcare industry has long sales cycles, despite having considering them in our projections, these could be inaccurate.

We are solving an old problem in a very attractive market, which means new entrants, making it highly competitive.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We deal with sensitive data and are HIPAA and GDPR compliant, however a security breach is a risk we must always be aware of.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the make decisions with which the investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

VITia, Inc.

Delaware Corporation
Organized January 2021
2 employees
One Boston Place, Suite 2600
Boston MA 02108 https://vitia.ai

Business Description

Refer to the VITia profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

VITia is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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